EXHIBIT 99.1

Press Release Dated February 28, 2012, Suncor Energy Announces Automatic Share
Repurchase Plan

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces automatic share repurchase plan

Calgary, Alberta (Feb. 28, 2012) — Suncor Energy announced today it has entered into a pre-defined plan with a designated broker to allow for the repurchase of its common shares under its previously announced normal course issuer bid. Suncor’s broker may repurchase the common shares under the plan on any trading during the bid, including during Suncor’s internal trading blackout periods. The plan has been reviewed by the Toronto Stock Exchange and will terminate on the earlier of the termination of the plan by the company in accordance with its terms or the expiry of the bid.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy Inc.
150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com